MARTIN LIPTON
HERBERT M. WACHTELL
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ANDREW R. BROWNSTEIN
STEVEN A. ROSENBLUM
JOHN F. SAVARESE
SCOTT K. CHARLES
JODI J. SCHWARTZ
ADAM O. EMMERICH
RALPH M. LEVENE
RICHARD G. MASON
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN
DEBORAH L. PAUL

DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JEANNEMARIE O’BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
WILLIAM SAVITT
GREGORY E. OSTLING
DAVID B. ANDERS
ADAM J. SHAPIRO
NELSON O. FITTS
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
DAVID K. LAM
51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000 ____________
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN
RONALD C. CHEN
GORDON S. MOODIE
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN
SARAH K. EDDY
VICTOR GOLDFELD
BRANDON C. PRICE
KEVIN S. SCHWARTZ
MICHAEL S. BENN
SABASTIAN V. NILES
ALISON ZIESKE PREISS
TIJANA J. DVORNIC
JENNA E. LEVINE
RYAN A. McLEOD

JOHN R. SOBOLEWSKI
STEVEN WINTER
EMILY D. JOHNSON
JACOB A. KLING
RAAJ S. NARAYAN
VIKTOR SAPEZHNIKOV
MICHAEL J. SCHOBEL
ELINA TETELBAUM
ERICA E. BONNETT
LAUREN M. KOFKE
ZACHARY S. PODOLSKY
RACHEL B. REISBERG
MARK A. STAGLIANO
CYNTHIA FERNANDEZ LUMERMANN
CHRISTINA C. MA
NOAH B. YAVITZ
BENJAMIN S. ARFA
NATHANIEL D. CULLERTON
ERIC M. FEINSTEIN
ADAM L. GOODMAN

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) ____________ OF COUNSEL
MICHAEL H. BYOWITZ
KENNETH B. FORREST
SELWYN B. GOLDBERG
PETER C. HEIN
JB KELLY
MEYER G. KOPLOW
JOSEPH D. LARSON
LAWRENCE S. MAKOW
DOUGLAS K. MAYER
PHILIP MINDLIN
DAVID S. NEILL
HAROLD S. NOVIKOFF
LAWRENCE B. PEDOWITZ
ERIC S. ROBINSON

ERIC M. ROSOF
ERIC M. ROTH
PAUL K. ROWE
DAVID A. SCHWARTZ
MICHAEL J. SEGAL
DAVID M. SILK
ROSEMARY SPAZIANI
ELLIOTT V. STEIN
WARREN R. STERN
LEO E. STRINE, JR.*
PAUL VIZCARRONDO, JR.
PATRICIA A. VLAHAKIS
AMY R. WOLF
MARC WOLINSKY

* ADMITTED IN DELAWARE ____________ COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK NANCY B. GREENBAUM	ANGELA K. HERRING MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER
July 28, 2023
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Rucha Pandit and Mara Ransom
Division of Corporation Finance
Office of Trade & Services

Re:	Epic NewCo, Inc.
Amendment No. 2 to Draft Registration Statement on Form 10-12B
Submitted July 7, 2023
CIK No. 0001967649
Ladies and Gentlemen:
On behalf of our client, Epic NewCo, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter, dated July 17, 2023, with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form 10-12B (the “Second Amendment”). The Company is

U.S. Securities and Exchange Commission
July 28, 2023

concurrently confidentially submitting to the Staff its Amendment No. 3 to Draft Registration Statement (the “Third Amendment”) via EDGAR.
For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Third Amendment. All references to page numbers in these responses are to the pages of the Third Amendment.
Amendment No. 2 to Draft Registration Statement on Form 10-12B
Will NewCo incur any indebtedness prior to or at the time of the distribution?, page 7
1.We note your disclosure that you anticipate having “approximately $1,500 million of indebtedness upon completion of the distribution[,]” which you expect to consist of borrowings under “one or more senior secured term loan facilities.” We also note that you expect to enter into a “$300 million revolving credit facility.” Please revise your disclosure here, in the Risk Factors section, in the Separation and Distribution section, the Description of Material Indebtedness section and elsewhere as appropriate to note the material terms of each of the agreements discussed above, including but not limited to, the parties to the agreements, the interest rates, the duration of each agreement and the termination provisions. Please also file the agreements as exhibits to your registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 34, 44, 48, 58, 86 and 134 of the Third Amendment to reflect the expected material terms of the agreements concerning the Company’s material indebtedness at the time of the distribution. The Company respectfully advises the Staff that it is currently negotiating the terms of such material indebtedness and does not expect to enter into definitive agreements with respect to such indebtedness prior to the effectiveness of its registration statement on Form 10-12B. As a result, the Company has not filed definitive agreements with respect to such financing arrangements and does not expect to file any such definitive agreements as exhibits to future nonpublic draft registration statement submissions or registration statement filings. The Company intends to comply with Item 601(b)(10) of Regulation S-K with respect to any definitive agreements entered into in connection with any such financing arrangements.
Unaudited Pro Forma Condensed Combined Financial Information
Note (h), page 57
2.Autonomous entity adjustments reflect changes in your costs resulting from agreements in place. Changes in costs that are not evidenced by agreements in place would ordinarily not be autonomous entity adjustments. Please tell us your basis for

U.S. Securities and Exchange Commission
July 28, 2023

including the first, second and fourth bullet points as autonomous entity adjustments.
Response: The Company acknowledges the Staff’s comment and has reviewed its disclosures on page 59 of the Third Amendment. The Company respectfully advises the Staff that the disclosure stated and states in the Third Amendment that the costs required to operate as a standalone public company within Note (h) were “based on contractual or negotiated arrangements.” Further, the Company has revised its bullet points within Note (h) to disclose its basis for including the first, second and fourth bullet points as autonomous entity adjustments whereby the changes in its costs are based upon contractual or negotiated arrangements that the Company has executed or is probable of executing prior to the separation and distribution.

*         *         *         *         *         *
If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1107 or AZPreiss@wlrk.com or my colleague David A. Katz at (212) 403-1309 or DAKatz@wlrk.com.

Very truly yours,

/s/ Alison Z. Preiss
Alison Z. Preiss

cc:	Harold Dichter, Aramark
Tim Donovan, Aramark
Kim Scott, Aramark
David A. Katz, Wachtell, Lipton, Rosen & Katz